Exhibit 99.1

Mamma.Com Inc. Issues Media Advisory For Earnings Call On Thursday June 2nd, 2005

Montreal, Canada, May 30, 2005 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA) advises that it will hold an earnings conference call that will begin at 11:00 am (Eastern time) on June 2nd, 2004.

The call-in number is: 416-695-9757 (for local and international participants) or please call toll free 1-877-461-2816 (North America only).

The live Web cast will be available on the Investor Relations section of the Mamma Media Solutions website:
http://www.mammamediasolutions.com/corporate/ir/financial.html.     The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. For more information, visit www.mammamediasolutions.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action law suits negatively affect the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Deborah Kilpatrick
Product Marketing Manager
Telephone Local: (514) 908-4325
Toll Free: 888.844.2372
Email: mamma_marketing@mamma.com